Mail Stop 3561

June 24, 2009

Adam Blumenfeld
Chief Executive Officer
Sport Supply Group, Inc.
1901 Diplomat Drive
Farmers Branch, Texas 75234

> **Re:** **Sport Supply Group, Inc.**
> **Form 10-K Fiscal Year Ended June 30, 2008**
> **Filed August 29, 2008**
> **File No. 001-15289**

Mr. Blumenfeld:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director